UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

10 April 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Notice of Issue of Shares – DRP - dated 5 April 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 10 April 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TRISTAN GILBERTSON Group General Counsel & Company Secretary
Market Information Services Section NZX Limited Wellington

5 April 2012

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to the Dividend Reinvestment Plan:

Details of the acquisition are as follows:

a) Class of Security	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of Securities Issued	6,866,385

c) Issue Price	$2.3994

d) Payment Type	Cash Payment

e) Amount Paid Up	In full

f) Percentage of Total Class Issued	0.3604%

g) Reason for Issue	Issue of shares under the Dividend Reinvestment Plan

h) Authority for Issue	Dividend Reinvestment Plan

i) Terms of Issue	The shares rank pari passu with existing ordinary shares

j) Total number of Securities After Issue	1,912,297,832

k) Date of Issue	5 April 2012

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson
Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz